January 16, 2014	Writer’s Direct Contact 212.468.8179 APinedo@mofo.com

Via EDGAR

Duc Dang, Esq.
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Vaulted Gold Bullion Trust
Draft Registration Statement on Form S-1
CIK No. 0001593812

Dear Mr. Dang:

On behalf of our clients, the Bank of Montreal and the Vaulted Gold Bullion Trust (the “Trust”), we are herewith submitting the following draft opinions as requested by the staff of the Securities and Exchange Commission in its letter to us dated January 6, 2014 regarding the draft Registration Statement confidentially submitted by the Trust with the Securities and Exchange Commission on December 10, 2013:

•	Draft Exhibit 5.1 opinion as to the legality of the Receipts registered under the Registration Statement, attached hereto as Annex A; and

•	Draft Exhibit 8.1 opinion as to the disclosure of the U.S. federal income taxes, attached hereto as Annex B.

Should you have any additional questions or concerns, please call me at  212-468-8179.

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo

Annex A

Draft Exhibit 5.1 Opinion

[●], 2014

Vaulted Gold Bullion Trust
c/o BNY Mellon Trust of Delaware
100 White Clay Center, Suite 10
Newark, DE 19711

Re:	Vaulted Gold Bullion Trust — Registration Statement on Form S-1

Ladies and Gentlemen:

This opinion is furnished to you in connection with the Registration Statement on Form S-1 (Registration Statement No. 333-[     ]) (the “Registration Statement”), as amended from time to time and filed by Bank of Montreal, a Canadian chartered bank (the “Initial Depositor”), and the Vaulted Gold Bullion Trust, a Delaware statutory trust (the “Trust”), with the Securities and Exchange Commission (the “Commission”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of 1,000,000 depositary receipts representing undivided beneficial ownership in a fixed quantity of unencumbered, allocated physical gold bullion (“the Receipts).  The Receipts will be sold by the Trust in the manner described in the Registration Statement and the Prospectus forming a part thereof.

In connection with this opinion, we have examined (a) a signed copy of the Registration Statement, (b) a copy of the interim trust agreement dated December 10, 2013 between The Bank of New York Mellon, as trustee (the "Trustee"), and the Initial Depositor, (c) a copy of the depositary trust agreement, dated [    ], 2014, between the Trustee and the Initial Depositor (the “Depositary Trust Agreement”), and (d) the placement agency agreement, dated [    ], 2014, by and between BMO Capital Markets Corp., the Trust and the Initial Depositor. We have also examined such corporate records, documents, instruments, certificates of public officials and of the Initial Depositor and such questions of law as we have deemed necessary for the purpose of rendering the opinions set forth herein.

In such examination, we have assumed the genuineness of all signatures and the authenticity of all items submitted to us as originals and the conformity with originals of all items submitted to us as copies.

Based on the foregoing, we are of the opinion that the Receipts have been duly authorized, and, when the Receipts are issued and fully paid for in accordance with the terms of the Depositary Trust Agreement, the Receipts will be validly issued, fully-paid and non-assessable.

Please note that we are opining only as to the matters expressly set forth herein, that no opinion should be inferred as to any other matter.  We are opining herein as to the Delaware General Corporation Law as in effect on the date hereof, and we express no opinion with respect to any other laws, rules or regulations.  This opinion is based upon currently existing laws, rules, regulations and judicial decisions, and we disclaim any obligation to advise you of any change in any of these sources of law or subsequent legal or factual developments which might affect any matters or opinions set forth herein.

We hereby consent to the reference to our firm under the caption “Legal Matters” in the Prospectus and to the filing of this opinion as Exhibit 5.1 to the Company’s Registration Statement.  In giving such consent, we do not hereby admit that we are acting within the category of persons whose consent is required under Section 7 of the Securities Act or the rules or regulations of the Commission thereunder.

Very truly yours,

Morrison & Foerster LLP

Annex B

Draft Exhibit 8.1 Opinion
[●], 2014

Vaulted Gold Bullion Trust
c/o BNY Mellon Trust of Delaware
100 White Clay Center, Suite 10
Newark, DE 19711

Ladies and Gentlemen:

We have acted as tax counsel to Bank of Montreal (“Initial Depositor”), a Canadian chartered bank, and the Vaulted Gold Bullion Trust, a Delaware statutory trust (the “Trust”), in connection with the filing of a registration statement on Form S-1 by Initial Depositor and the Trust (the “Registration Statement”).  The Registration Statement registers one million securities (the “Gold Deposit Receipts”) to be issued by the Trust.

We hereby confirm that, although the discussion set forth under the heading “U.S. Federal Income Tax Consequences” in the prospectus filed with the Registration Statement does not purport to discuss all possible United States federal income tax consequences of the purchase, ownership and disposition of the Gold Deposit Receipts described in such prospectus, in our opinion, such discussion constitutes, in all material respects, a fair and accurate summary of the United States federal income tax consequences of the purchase, ownership and disposition of such Gold Deposit Receipts, based upon current law.  It is possible that contrary positions may be taken by the Internal Revenue Service and that a court may agree with such contrary positions.

We hereby consent to the use of our name under the heading “Legal Matters” in the prospectuses filed as of the date hereof.  We further consent to your filing a copy of this opinion as Exhibit 8.1 to the Registration Statement.  In giving such permission, we do not admit hereby that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.  This opinion is expressed as of the date hereof and applies only to the disclosure under the heading “U.S. Federal Income Tax Consequences” set forth in the prospectus filed as of the date hereof.  We disclaim any undertaking to advise you of any subsequent changes of the facts stated or assumed herein or any subsequent changes in applicable law.

Very truly yours,

Morrison & Foerster LLP